FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2019

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪  Net income attributable to the shareholders of Enel Chile increased 148.9% to Ch$ 174,541 million as of March 2019. This growth was partly due to a better operational performance, especially in the generation business, and largely due to the extraordinary income from the early termination of three energy supply contracts with a non-regulated customer.

▪  During the first quarter of 2019, operating revenues increased 39.5% to Ch$ 782,407 million, due to greater energy sales, greater gas commercialization sales, and the extraordinary income from the early termination of the contracts previously mentioned.

▪  Enel Chile´s generation increased 28.0% to 5,475 GWh, mainly due to greater generation from renewable sources (+ 791 GWh), mostly related to EGP Chile contribution, along with higher thermal dispatch associated to greater availability of our combined cycles (+ 406 GWh).

▪  Procurement and services costs of Enel Chile amounted to Ch$ 364,952 million, equivalent to a 10.6% increase, partly explained by higher thermal dispatch.

▪  Consequently, EBITDA of the Company doubled when compared to March 2018, totaling Ch$ 346,280 million. Operating income showed a similar trend, increasing 109.7% to Ch$ 286,370 million as of March 2019.

▪  The financial result went from a Ch$ 7,187 million net expense to a Ch$ 30,119 million net expense as of March 2019, mainly due to higher financial expenses related to financing the reorganization carried out in 2018 (Elqui Project).

▪  Finally, it is worth mentioning that without the aforementioned extraordinary income, the Company’s EBITDA increased 28.8% to Ch$ 225,162 million when compared to March 2018. Likewise, net income attributable to the shareholders of Enel Chile increased 30.9%, totaling Ch$ 91,828 million.

SUMMARY BY BUSINESS

• 1 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Generation

▪  Net electricity generation increased 28.0% when compared to March 2018 (+ 1,197 GWh) reaching 5,475 GWh mainly due to higher generation from renewable energy sources (+ 791 GWh), especially wind (+ 384 GWh), and solar (+332 GWh), in addition to higher thermal dispatch associated to greater availability of our combined cycles (+ 406 GWh).

▪  Operating revenues increased 58.5% to Ch$ 544,146 million as of March 2019, primarily explained by higher physical energy sales and a higher average energy sales price when expressed in Chilean pesos due to a greater exchange rate, together with higher gas commercialization sales and the extraordinary income from the early termination of three energy supply contracts with a non-regulated customer.

▪  Procurement and services costs reached Ch$ 194,628 million, equivalent to a 5.5% increase, due to higher fuel expenses related to greater thermal dispatch and higher gas commercialization costs, both partially offset by lower energy purchase costs.

▪  As a result of the abovementioned, EBITDA of the generation business increased 140.1% to Ch$ 307,120 million, while operating income totaled Ch$ 258,250 million, more than doubling the amount booked as of March 2018.

Physical Data

                                            As of March 31, 2019      As of March 31, 2018

Total Sales (GWh)                           5,904                               5,646

Total Generation (GWh)                  5,475                               4,278

Distribution

▪  Physical sales reached 4,244 GWh as of March 2019, representing a 4.2% increase compared to the same period of last year, mainly explained by higher sales in the residential segment and toll revenues relating to free customers energy supplies.

▪  The total number of customers grew 2.4% to 1,934,949 when compared to March 2018, mainly residential and commercial customers. Annual energy losses declined from 5.1% to 4.8%.

▪  Operating revenues increased 7.7% to Ch$ 325,990 million as of March 2019, partly due to higher physical energy sales.

• 2 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

▪  EBITDA of the distribution business decreased 5.5% to Ch$ 45,013 million, partly explained by early maintenance work carried out during the first quarter as part of the 2019 Winter Plan, contributing to supply continuity and safety.

Physical Data                                                    As of March 31, 2019

Total Sales (GWh)                                                                  4,244

Customers                                                                           1,934,949

FINANCIAL SUMMARY

▪  Gross debt of the company increased US$ 740 million to US$ 3,569 million when compared to March 2018. This variation is mainly explained by the issuance of a Yankee Bond for US$ 1,000 million in June 2018 and the partial amortization of the bridge loan taken in March 2018, in both cases to fund the Elqui Project.

▪  Liquidity available of Enel Chile is composed of the following:

•       Cash and cash equivalents                   US$ 281 million.

•       Undisbursed committed credit lines (*) US$ 600 million.

(*) includes Enel Chile´s US$ 400 million committed credit line with related party Enel Finance International.

▪  The average cost of Enel Chile’s debt as of March 2019 was 5.4%.

▪  Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, we have cross currency swap and forward contracts that amount to US$ 778 million and US$ 1,488 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 700 million.

• 3 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

___________________________________________________________________

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change in Scope of Consolidation:

Corporate Reorganization Project

On August 25, 2017, Enel Chile proposed a corporate reorganization (“the Reorganization”)  to Enel S.p.A that involved integrating the Enel Green Power Latin America S.A. (“EGPL”) renewable energy assets in Chile into Enel Chile, which controls the conventional electricity generation assets owned by Enel Generación Chile S.A. (“Enel Generación Chile”) and the electricity distribution assets owned by Enel Distribución Chile S.A.

The proposed Reorganization involved the following stages: (i) Public Tender Offer for Shares (“PTO”) on shares of Enel Generación Chile, (ii) Capital Increase for the issuance of shares that were delivered in exchange for shares of Enel Generación Chile as per shares of EGPL, and (iii) Merger of Enel Chile with EGPL, parent company of EGP Chile, each stage conditioned to the implementation of the others.

On December 20, 2017, the Extraordinary Shareholders’ Meeting of Enel Chile approved the Reorganization subject to complying with the conditions established for the PTO, Capital Increase, and Merger. The Shareholders’ Meeting also approved the Ch$ 1,891,727,278,668 capital increase of Enel Chile through the issuance of 23,069,844,862 new common shares, all of one same series and without par value, for a price and other terms approved by the Shareholders’ Meeting.

Finally, on March 25, 2018, the amendments to the articles of incorporation of Enel Chile to include the agreements related to the Merger, Capital Increase and changes to the corporate purpose of Enel Chile, among other provisions, were approved. The PTO took place between February 16 and March 22 of 2018, the subscription of preferred shares related to the Capital Increase took place between February 15 and March 16 of 2018 and the Renewable Assets Reorganization (including the Merger) concluded and became effective on April 2, 2018 and led to the increase in Enel Chile’s shareholding in Enel Generacion Chile from 59.98% to 93.55%. The merger of Enel Chile and EGPL from that date on increased Enel S.p.A total shareholding in Enel Chile to 61.93%.

As a consequence of the aforementioned, the results of the Enel Chile Group include the results of the EGP Chile Group since April 2, 2018 and the increased ownership share of Enel Generación Chile from that same date on. For additional information see Note No 6 to the Interim Consolidated Financial Statements of Enel Chile as of March 31, 2019.

• 4 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 130 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, Gas Atacama, and EGP Chile, which combined, have a total 7,463 MW installed capacity as of March 31, 2019. Of this total, 40 are hydroelectric units with 3,548 MW installed capacity, 22 are thermal units that operate using gas, coal or fuel oil and together have an installed capacity of 2,740 MW, 59 are wind generation units with 642 MW installed capacity, 8 are solar generation units with 492 MW installed capacity and 1 generation unit is geothermal with 41 MW installed capacity. This means that 63% of our installed capacity corresponds to renewable energies and 37% corresponds to thermal power plants.

The following chart summarizes the physical information of our generation business segment for the period ended March 31, 2019 compared to the same period of 2018:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		1Q 2019	1Q 2018	1Q 2019	1Q 2018
Generation Business in Chile	Sist. Eléctrico Nacional (SEN)	5,904	5,646	32.8%	31.9%
Total		5,904	5,646	32.8%	31.9%

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area.  The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 districts of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda., Luz Andes Ltda. and Empresa de Transmisión Chena S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

The following chart summarizes the physical information of our distribution business segment for the period ended March 31, 2019 compared to the same period of 2018:

• 5 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

	Energy Sales		Energy Losses		Clients		Clients/Employees
Company	(GWh) (*)		(%)		(thousand)
	1Q 2019	1Q 2018	1Q 2019	1Q 2018	1Q 2019	1Q 2018	1Q 2019	1Q 2018
Distribution Business in Chile (*)	4,244	4,075	4.8%	5.1%	1,935	1,889	2,780	2,829
Total	4,244	4,075	4.8%	5.1%	1,935	1,889	2,780	2,829
(*) Final sales to the customers and tolls are included.

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Structure and adjustments		Total
	1Q 2019	1Q 2018	1Q 2019	1Q 2018	1Q 2019	1Q 2018

Energy Sales Revenues

Generation:	365,076	323,588	(85,995)	(86,560)	279,082	237,028
Regulated customers	243,215	270,730	(84,702)	(86,560)	158,514	184,170
Non regulated customers	113,511	50,343	-	-	113,511	50,343
Spot market	8,350	2,515	(1,293)	-	7,057	2,515

Distribution:	306,626	284,014	(1,061)	-	305,565	284,014
Residential	116,719	100,049	-	-	116,719	100,049
Commercial	104,131	98,545	-	-	104,131	98,545
Industrial	52,107	53,191	-	-	52,107	53,191
Other	33,669	32,229	(1,061)	-	32,608	32,229
Less: Consolidation adjustments	(87,056)	(86,560)	-	-	-	-

Total Energy sales	584,647	521,042	(87,056)	(86,560)	584,647	521,042

Million Chilean pesos variation in Ch$ and %	63,605	12.21%	-	-	63,605	12.21%

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.     Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Chile as of March 31, 2019, reached Ch$ 174,541 million, 148.9% higher than the Ch$ 70,129 million booked for the same period in 2018.

The following chart compares the figure of each item of the income statement as of March 31, 2019 and 2018:

• 6 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

CONSOLIDATED INCOME STATEMENT (Million Ch$)	1Q 2019	1Q 2018	Change	% Change

REVENUES	782,407	560,764	221,643	39.5%
Sales	655,758	549,637	106,121	19.3%
Other operating revenues	126,649	11,127	115,522	1038.2%
PROCUREMENT AND SERVICES	(364,951)	(329,901)	(35,050)	10.6%
Energy purchases	(189,512)	(209,724)	20,212	(9.6%)
Fuel consumption	(66,965)	(54,292)	(12,673)	23.3%
Transportation expenses	(52,872)	(47,186)	(5,686)	12.1%
Other variable procurement and service cost	(55,602)	(18,699)	(36,903)	197.4%
CONTRIBUTION MARGIN	417,456	230,863	186,593	80.8%
Other work performed by entity and capitalized	3,189	2,572	617	24.0%
Employee benefits expense	(31,161)	(28,978)	(2,183)	7.5%
Other fixed operating expenses	(43,204)	(29,685)	(13,519)	45.5%
GROSS OPERATING INCOME (EBITDA)	346,280	174,772	171,508	98.1%
Depreciation and amortization	(57,912)	(37,173)	(20,739)	55.8%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(1,998)	(1,065)	(933)	87.5%
OPERATING INCOME	286,370	136,534	149,836	109.7%
NET FINANCIAL EXPENSE	(30,119)	(7,187)	(22,932)	319.1%
Financial income	4,533	5,854	(1,321)	(22.6%)
Financial costs	(36,642)	(12,789)	(23,853)	186.5%
Gain (Loss) for indexed assets and liabilities	(783)	159	(942)	(593.8%)
Foreign currency exchange differences, net	2,773	(411)	3,184	(774.9%)
OTHER NON-OPERATING RESULTS	185	2,240	(2,055)	(91.8%)
Income from other investments	110	-	110	100.0%
Share of profit (loss) of associates accounted for using the equity method	75	2,240	(2,165)	(96.7%)
NET INCOME BEFORE TAXES	256,436	131,587	124,849	94.9%
Income Tax	(70,222)	(32,515)	(37,707)	116.0%
NET INCOME	186,214	99,072	87,142	88.0%
Shareholders of the parent company	174,541	70,129	104,412	148.9%
Non-controlling interest	11,673	28,943	(17,270)	(59.7%)

Earning per share (Ch$ /share)*	2.52	1.43	1.09	76.7%

(*) As of March 31, 2019 and March 31, 2018 the average number of paid and subscribed shares was 69,166,557,220 and 49,092,722,762, respectively.

The consolidated EBITDA of Enel Chile amounted to Ch$ 346,280 million as of March 31, 2019, which represents a 98% increase when compared to the Ch$ 174,772 million booked the same period of the previous year. This increase was primarily explained by higher operating revenues in the generation business and the extraordinary income generated by the early termination of three energy supply contracts between Enel Generación Chile and Anglo American Sur.

Revenue, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended March 31, 2019 and 2018, are presented below:

• 7 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

EBITDA, by business segment
(Figures in Million Ch$)

	1Q 2019	1Q 2018	Change	% Change

Generation business revenues	544,146	343,231	200,915	58.5%
Distribution business revenues	325,990	302,734	23,256	7.7%
Less: consolidation adjustments and other activities	(87,729)	(85,201)	(2,528)	3.0%
Total Enel Chile Consolidated Revenues	782,407	560,764	221,643	39.5%

Generation business costs	(194,628)	(184,497)	(10,131)	5.5%
Distribution business costs	(256,240)	(233,505)	(22,735)	9.7%
Less: consolidation adjustments and other activities	85,917	88,101	(2,184)	(2.5%)
Total Enel Chile Consolidated Procurement and Services Costs	(364,951)	(329,901)	(35,050)	10.6%

Personnel Expenses	(13,959)	(13,591)	(368)	2.7%
Other expenses by nature	(28,438)	(17,240)	(11,198)	65.0%
Total Generation business	(42,397)	(30,831)	(11,566)	37.5%

Personnel Expenses	(7,224)	(6,179)	(1,045)	16.9%
Other expenses by nature	(17,513)	(15,412)	(2,101)	13.6%
Total Distribution business	(24,738)	(21,591)	(3,147)	14.6%
Less: consolidation adjustments and other activities	(4,041)	(3,670)	(371)	10.1%

EBITDA, by business segment
Generation business EBITDA	307,120	127,904	179,216	140.1%
Distribution business EBITDA	45,013	47,638	(2,625)	(5.5%)
Less: consolidation adjustments and other activities	(5,853)	(770)	(5,083)	660.6%
TOTAL ENEL CHILE CONSOLIDATED EBITDA	346,280	174,772	171,508	98.1%

GENERATION BUSINESS EBITDA

EBITDA of our Generation Business Segment reached Ch$ 307,120 million as of March 31, 2019, which represents a Ch$ 179,216 million increase, or 140.1% when compared to the same period in 2018. The main variables that explain this result are described below:

Operating revenues amounted to Ch$ 544,146 million as of March 31, 2019, a Ch$ 200,915 million, or 58.5% increase when compared to the same period of the previous year, mainly due to the following:

•       A Ch$ 41,489 million increase in electricity sales, mainly due to a higher average sales price and average exchange rate for the period, together with higher physical sales of + 259 GWh (+ 886 GWh to non-regulated customers, + 116 GWh in spot market, offset by lower physical sales of - 744 GWh to regulated customers). This variation includes revenues from energy sales of EGP Chile that amounted to Ch$ 20,264 million due to the change in the consolidation perimeter.

•       A Ch$ 43,280 million increase in other sales, primarily due to a Ch$ 43,286 million increase in gas sales.

• 8 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

•       A Ch$ 116,169 million increase in other operating revenues, mainly due to the extraordinary income of Ch$ 121,118 million generated by the early termination of three energy supply contracts with Anglo American Sur, partially offset by a lower revenue from insurance claims for Ch$ 6,332 million related to an incident at Central Tarapacá in 2018.

Operating costs increased to Ch$ 194,628 million as of March 31, 2019, a Ch$ 10,131 million increase, equivalent to 5.5%, due to the following:

•       A Ch$ 39,494 million reduction in energy purchases primarily explained by lower physical energy purchases (- 939 GWh), mainly contracted energy purchases (- 606 GWh) and spot market purchases (- 333 GWh). This lower cost includes the positive effect of adding EGP Chile to Enel Chile, which led to a net Ch$ 40,152 million reduction in Enel Chile’s cost of energy purchases as a consequence of the elimination of related party transactions (sales of EGP Chile to Enel Generación Chile).

•       A Ch$ 12,673 million increase in fuel costs, primarily due to higher gas consumption for Ch$ 13,923 million, partially offset by lower fuel oil consumption for Ch$ 2,220 million.

•       Other procurement and services costs increased Ch$ 32,892 million, mainly due to greater costs of gas commercialization amounting to Ch$ 30,493 million and higher thermal emissions tax costs for Ch$ 2,150 million.

•       A Ch$ 4,060 million increase in transportation costs, mainly due to higher toll expenses in the EGP Group for Ch$ 4,075 million.

•       Other expenses reached Ch$ 28,438 million as of March 31, 2019, a Ch$ 11,199 million increase when compared to the same period in 2018, mainly explained by Ch$ 7,565 million relating to the incorporation of EGP Chile Group in the consolidation perimeter. Additionally, in Enel Generación Chile Group, there were higher costs in maintenance and repair services for Ch$ 1,562 million, along with higher costs for technical and administrative services for Ch$ 1,536 million.

DISTRIBUTION BUSINESS EBITDA

The EBITDA of our Distribution Business Segment reached Ch$ 45,013 million as of March 31, 2019, which represents a Ch$ 2,625 million, or 5.5%, decrease when compared to the same period in 2018. The main variables that explain this outcome are described below:

• 9 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Operating revenues amounted to Ch$ 325,990 million, a Ch$ 23,256 million increase, equivalent to 7.7%, mainly due to higher energy sales revenues of Ch$ 22,613 million as a result of a higher average sales price and higher physical energy sales (+ 170 GWh, or 4.2%) and higher revenues from the Enel X Chile for Ch$ 3,116 million, offset by a decrease in other services of Ch$ 2,115 million, mainly explained by lower billing in splice construction services.

Operating costs reached Ch$ 256,240 million, a Ch$ 22,735 million increase, primarily due to greater energy purchases for Ch$ 16,512 million, mainly resulting from a higher average energy purchase price and greater physical purchases in the period (+ 152 GWh, or 3.5%), higher zonal transmission costs of Ch$ 3,022 million, as well as higher other procurements and services costs for Ch$ 3,202 million, primarily explained by expenses for sanctions and fines of Ch$ 1,085 million, other service costs for Ch$ 919 million and higher costs of value-added services for Ch$ 679 million.

Personnel expenses amounted to Ch$ 7,224 million, a Ch$ 1,045 million increase compared to expenses accrued by March 31, 2018, mainly due to higher variable remunerations and non-recurrent costs.

Other expenses reached Ch$ 17,513 million as of March 31, 2019, a Ch$ 2,101 million increase when compared to the same period of the previous year, mainly due to higher operating and maintenance expenses related to technical norms of electricity distribution.

Depreciation, Amortization and Impairment

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of March 31, 2019 compared to March 31, 2018.

• 10 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

	3 months ended March 31, 2019			3 months ended March 31, 2018
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Generation business in Chile	307,120	(48,870)	258,250	127,904	(28,119)	99,785
Total Generation business	307,120	(48,870)	258,250	127,904	(28,119)	99,785

Distribution
Distribution business in Chile	45,013	(11,675)	33,338	47,638	(10,465)	37,173
Total Distribution business	45,013	(11,675)	33,338	47,638	(10,465)	37,173
Less: consolidation adjustments and other activities	(5,853)	635	(5,218)	(770)	345	(425)
TOTAL ENEL CHILE CONSOLIDATED	346,280	(59,910)	286,370	174,772	(38,239)	136,534

Depreciation, amortization and impairment costs amounted to Ch$ 59,910 million, a Ch$ 21,671 million increase when compared to the same period of the previous year.  This variation is mainly explained by the depreciation of EGP Chile that amounted to Ch$ 20,980 million for the three-month period ended March 31, 2019.

The following chart presents consolidated non-operating income as of March 31, 2019, and 2018.

• 11 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

NON OPERATING INCOME
3 months ended March 31, 2019 and 2018
(Figures in Million Ch$)

	1Q 2019	1Q 2018	Change	% Change
Financial Income
Generation business in Chile	2,774	1,742	1,032	59.2%
Distribution business in Chile	2,695	3,074	(379)	(12.3%)
Other subsidiaries non related with generation and distribution business	3,804	2,383	1,421	59.6%
Less: consolidation adjustments	(4,740)	(1,345)	(3,395)	252.4%
Total Financial Income	4,533	5,854	(1,321)	(22.6%)
Financial Costs
Generation business in Chile	(25,983)	(11,807)	(14,176)	120.1%
Distribution business in Chile	(1,624)	(1,694)	70	(4.1%)
Other subsidiaries non related with generation and distribution business	(13,683)	(633)	(13,050)	2061.6%
Less: consolidation adjustments	4,648	1,345	3,303	245.6%
Total Financial Costs	(36,642)	(12,789)	(23,853)	186.5%
Foreign currency exchange differences
Generation business in Chile	794	61	733	1201.8%
Distribution business in Chile	19	54	(35)	(64.4%)
Other subsidiaries non related with generation and distribution business	1,960	(526)	2,486	(472.7%)
Total Foreign currency exchange differences	2,773	(411)	3,184	(774.8%)
Gain (Loss) for indexed assets and liabilities
Generation business in Chile	(900)	(378)	(522)	138.1%
Distribution business in Chile	113	534	(421)	(78.9%)
Other subsidiaries non related with generation and distribution business	4	3	1	33.6%
Total Gain (Loss) for indexed assets and liabilities	(783)	159	(942)	(592.4%)
Total ENEL CHILE Net Financial Income	(30,119)	(7,187)	(22,932)	319.1%

Income from other investments
Income from other investments	110	-	110	(100.0%)
Total Other Profit (Loss) related to Sale of Assets	110	-	110	(100.0%)

Share of profit (loss) of associates accounted for using the equity method
Generation business in Chile	75	2,240	(2,165)	(96.7%)
Total Share of Profit (Loss) of associates accounted for using the equity method	75	2,240	(2,165)	(96.7%)

Total Other Profit (Loss) accounted in Non Operating Income	185	2,240	(2,055)	(91.8%)

Net Income Before Taxes	256,436	131,587	124,849	94.9%
Income Tax
Generation business in Chile	(63,152)	(21,485)	(41,667)	193.9%
Distribution business in Chile	(9,391)	(10,947)	1,556	(14.2%)
Other subsidiaries non related with generation and distribution business	2,322	(83)	2,405	(2897.2%)
Total Income Tax	(70,222)	(32,515)	(37,707)	116.0%
Net Income	186,214	99,072	87,142	88.0%

Net Income attributable to owners of parent	174,541	70,129	104,412	148.9%
Net income attributable to non-controlling interest	11,673	28,943	(17,270)	(59.7%)

Financial Result

The consolidated net financial result of Enel Chile, as of March 31, 2019, amounted to a Ch$ 30,119 million loss, Ch$ 22,932 million more than the Ch$ 7,187 loss booked for the same period of 2018. This was primarily explained by the following:

• 12 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Financial income decreased Ch$ 1,321 million due to lower income on short-term fixed income investments for Ch$ 1,195 million and lower income from debt refinancing for Ch$ 126 million.

Financial expenses increased Ch$ 23,853 million, primarily explained by (i) higher interests on higher bank loans and bonds amounting to Ch$ 13,145 million, mainly related to the corporate restructuring carried out in 2018 (Project Elqui) (ii) Ch$ 8,408 million higher interest expenses on the debt owed by Enel Green Power del Sur to Enel Finance International, and (iii) Ch$ 2,300 million higher commissions expenses.

Income related to indexation decreased Ch$ 942 million, primarily due to (i) a greater negative impact of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of the Gas Atacama Group located in Argentina that amounted to a Ch$ 1,117 million loss, (ii) lower income from hedging derivative contracts for Ch$ 1,688 million, and (iii) lower income from effects of recoverable taxes for Ch$ 218 million. The aforementioned was partially offset by lower losses as a result of indexation of financial liabilities recorded in U.F. for Ch$ 2,081 million.

Income from positive exchange rate differences increased Ch$ 3,184 million, mainly due to greater positive exchange rate differences on cash and cash equivalents for Ch$ 4,480 million and a greater positive exchange rate difference on valuations of accounts payables and other foreign currency liabilities for Ch$ 1,506 million. The aforementioned was partially offset by a greater negative exchange rate difference on forward contracts for Ch$ 2,837 million.

Corporate Taxes

Corporate income tax reached Ch$ 70,222 million as of March 31, 2019, a Ch$ 37,707 million increase when compared to the same period of the previous year, primarily explained by a Ch$ 32,702 million increase in deferred tax expenses, as a result of the extraordinary income generated by the early termination of three energy supply contracts with Anglo American Sur.

BALANCE SHEET ANALYSIS

ASSETS

Assets			Change	Change
	Mar-19	Dec-18		%
	(Million Ch$)

Current Assets	1,134,260	996,948	137,312	13.8%
Non current Assets	6,477,900	6,491,072	(13,172)	(0.2%)

Total Assets	7,612,160	7,488,020	124,140	1.7%

• 13 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Total assets of the Company as of March 31, 2019, increased Ch$ 124,140 million when compared to total assets as of December 31, 2018, mainly due to the following:

Current Assets increased Ch$ 137,312 million as of March 31, 2019. The variations in the main categories are presented below:

•       Cash and cash equivalents decreased Ch$ 54,303 million, explained by cash disbursements related to (i) dividend payments for Ch$ 31,698 million, (ii) purchase of property, plant and equipment for Ch$ 90,510 million, (iii) income tax payments for Ch$ 17,754 million, (iv) employee-related payments for Ch$ 35,729 million, (v) capital and interest payments on loans for Ch$ 89,257 million, (vi) insurance policy payments and collections for Ch$1,918 million (vii) net payments of forward contract liquidations for Ch$ 911 million, (viii) loans to related companies for Ch$ 31 million, (ix) payments of financial leasing liabilities for Ch$ 1,663 million. All the above was offset by (i) other operational cash inflows for Ch$ 212,120 million, primarily from customer collections net of payments to suppliers, (ii) loans from related companies for Ch$ 868 million, (iii) interest collected for Ch$ 1,916 million, and (iv) other cash inflows related to financing for Ch$ 264 million.

•       Other current non-financial assets increased Ch$ 10,606 million, mainly due to (i) an increase in anticipated expenses for Ch$ 7,480 million and (ii) an increase in IVA tax credit of Enel X Chile for Ch$ 3,503 million.

•       Trade accounts receivables and other current accounts receivables increased Ch$ 210,760 million, mainly due to (i) receivables generated as a result of the early termination of three energy supply contracts with Anglo American Sur for Ch$ 121,118 million, (ii) a Ch$ 62,687 million increase in the generation segment’s energy sales accounts receivables, (iii) a Ch$ 25,269 million increase in the distribution segment’s sales accounts receivables, mainly due to pending customers billings for Ch$ 31,038 million, offest by a Ch$ 4,855 million increase in revenue collections during the period and a Ch$ 1,181 million increase in accounts receivable provisions, (iv) a Ch$ 2,189 million increase in trade accounts receivables from Enel X Chile.

•       Current related party accounts receivables decreased Ch$ 16,584 million, mainly : (i) lower Enel Global Trading SPA receivables for Ch$ 12,096 million related to gas and commodities purchases, (ii) lower GNL Chile accounts receivables for Ch$ 3,091 million due to advance payments for gas purchases, and (iii) lower Enel Finance International NV accounts receivables for Ch$ 895 million.

• 14 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

•       Inventories decreased by Ch$ 4,522 million, mainly due to (i) a Ch$ 7,357 million reduction in coal inventories, (ii) a Ch$ 2,982 million decrease in the level of inventories of Enel X Chile related to the leasing of assets related to the electric mobility project, and (iii) a Ch$ 3,248 million decrease of electric supplies and materials, offset by (i) an increase in gas and oil inventories for Ch$ 9,065 million.

•       Current tax assets decreased Ch$ 9,472 million mainly due to refunds of 2018 provisional monthly tax payments from the internal revenue service (SII in its Spanish acronym) to Gas Atacama for Ch$ 8,208 million.

Non-Current Assets decreased Ch$ 13,172 million as of March 31, 2019. The variations in the main categories are presented below:

•       A Ch$ 6,989 million decrease in Other non-financial non-current assets, mainly due to (i) the use of the remaining sales tax credit of the EGP group for Ch$ 10,084 million, offset by (ii) transferring Gas Atacama´s inventory of spare parts programmed to be used in more than a year for Ch$ 2,869 million.

•       Trade accounts receivables and other non-current accounts receivables increase Ch$ 4,557 million, mainly related to higher Enel X Chile leasing receivables booked for Ch$ 4,892 million.

•       Intangible assets other than goodwill decreased Ch$ 1,725 million, due to (i) new investments, mainly software for Ch$ 1,580 million, offset by (i) amortization for the period amounting to of Ch$ 2,164 million and (ii) the effects of exchange differences for Ch$ 1,141 million.

•       Goodwill decreased Ch$ 698 million, due to a negative change of the exchange rate on the goodwill of Empresa Eléctrica Panguipulli S.A., Parque Eólico Talinay Oriente and Geotérmica del Norte.

•       Property, plant and equipment decreased by Ch$ 6,975 million, mainly due to (i) depreciation of Ch$ 55,747 million during the period, (ii) Ch$ 512 million in asset retirements, (iii) reductions due to currency translation effects for Ch$ 38,905 million. This was offset by (i) acquisitions made through business combinations for Ch$ 55,743 million, (ii) the effect of the application of IFRS 16 “Leasing” for the first time that amounted to Ch$ 29,162 million, (iii) other variations for Ch$ 3,028 million and (iv) a Ch$ 256 million increase as a consequence of the application of IAS 29 on our Argentine affiliates.

• 15 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

LIABILITIES

Liabilities and Equity			Change	Change
	Mar-19	Dec-18		%
	(Million Ch$)

Current Liabilities	1,120,437	1,217,464	(97,027)	(8.0%)
Non Current Liabilities	2,615,612	2,596,392	19,220	0.7%
Total Equity	3,876,111	3,674,164	201,947	5.5%
attributable to owners of parent company	3,612,345	3,421,229	191,116	5.6%
attributable to non-controlling interest	263,766	252,935	10,831	4.3%

Total Liabilities and Equity	7,612,160	7,488,020	124,140	1.7%

Total liabilities of the Company as of March 31, 2019, including Equity, increased Ch$ 124,140 million when compared to total liabilities as of December 31, 2018, mainly due to the following:

Current liabilities decreased Ch$ 97,027 million. The variations in the main categories are presented below:

•       Other current financial liabilities decrease Ch$ 78,599 million, mainly (i) debt amortization payments made on bank loans for Ch$ 78,000 million, (ii) a reduction in the valuation of liabilities due to hedging derivatives for Ch$ 14,431 million, and (iii) lower exchange differences on US$ loans for Ch$ 1,655 million. All the above was offset by (i) interest accruals and payments on bonds for Ch$ 13,207 million, and (ii) an increase in financial liabilities due to the effect of applying IFRS 16 “Leasing” for the first time amounting to Ch$ 2,280 million.

•       Trade accounts payable and other current accounts payable decreased Ch$ 13,773 million, mainly due to (i) lower accounts payable related to the electricity mobility project of Enel X Chile for Ch$ 23,616 million, (ii) lower accounts payable to suppliers of goods, services and fixed assets for Ch$ 16,291 million in the generation business, (iii) lower dividends payable to third parties for Ch$ 20,158 million, and (iv) lower personnel accounts payable for Ch$ 12,905 million. The above mentioned was partially offset by (i) greater debt from the purchase of energy and fuel for Ch$ 58,274 million.

•       Related party accounts payable decreased Ch$ 4,468 million, primarily due to (i) lower accounts payable to Enel SpA for Ch$ 19,900 million, mainly due to dividend payments,  (ii) lower accounts payable to Enel Global Trading for Ch$ 2,028 million, mainly commodities and other services. The above mentioned was partially offset by (i) greater interest accounts payable on loans from Enel Finance International for Ch$ 8,783 million, (ii) greater accounts payable to GNL Chile S.A. for Ch$ 7,263 million for gas purchases, (iii) greater accounts payable to Enel Green Power SpA for Ch$ 1,085 million, and (iv) greater accounts payable to Enel Global Thermal Generation SRL amounting to Ch$ 482 million for other services.

• 16 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

•       Current tax liabilities increased Ch$ 18,534 million, mainly due to increased income tax provisions.

•       Other non-financial current liabilities decrease Ch$ 18,714 million, primarily a reduction in sales tax debits.

Non-Current Liabilities increased Ch$ 19,220 million as of March 31, 2019, which is explained by the following:

•       Other non-current financial liabilities decreased Ch$ 7,147 million, mainly due to (i) the effect of exchange rate differences on debt in US dollars for Ch$ 29,459 million, and (ii) the effect of  hedging derivative on liabilities for Ch$ 2,318 million. The aforementioned is partially compensated by a Ch$ 24,630 million increase in financial liabilities due to effect of the application of IFRS 16 “Leasing” for the first time, of which Ch$ 20,945 million come originate in Grupo EGP Chile.

•       Non-current accounts payable to related parties decreased Ch$ 11,248 million mainly explained by the exchange differences generated by the debt that Enel Green Power de Sur, subsidiary of EGP Chile, owes Enel Finance International.

•       Deferred tax liabilities increased Ch$ 36,876 million mainly originating in Enel Generación Chile for Ch$ 32,702 million, due to the differed tax booked as a consequence of the extraordinary income generated by the early termination of three energy supply contracts with Anglo American Sur.

Total Equity amounted to Ch$ 3,876,111 million as of March 31, 2018

Equity attributable to shareholders of Enel Chile amounted to Ch$ 3,612,345 million, comprised of the following: Issued capital for Ch$ 3,954,491 million, Own share repurchases reducing equity in Ch$ 72,388 million, Retained earnings for Ch$ 2,089,339 million, and Other reserves for Ch$ -2,359,098 million.

Retained earmings increased during the period explained by the positive Ch$ 174,541 million net income. Other reserves presented a positive variation that amounted to Ch$ 16,574 million, mainly explained by reserves of cash flow hedges for Ch$ 37,087 million, offset by lower translation reserves for Ch$ 21,756 million.

• 17 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Equity attributable to non-controlling shareholdings amounted to Ch$ 263,766 million, which considers an initial Ch$ 252,935 million balance, plus the transactions booked throughout the year up to March 31, 2019, related to net income of the period for Ch$ 11,673 million and other increases for Ch$ 79 million. The aforementioned was offset by lower Other comprehensive income for Ch$ 921 million due to reserves of cash flow hedges.

The performance of main financial ratios is the following:

RATIO		Unit	Mar-19	Dec-18	Mar-18	Change (%)

Liquidity	Liquidity	Times	1.01	0.82	-	23.2%
	Acid-test *	Times	0.96	0.77	-	24.7%
	Working capital	MMCh$	13,823	(220,516)	-	(106.3%)
Leverage	Leverage	Times	0.96	1.04	-	(7.7%)
	Short-term debt	%	30.0%	31.9%	-	(6.0%)
	Long-term debt	%	70.0%	68.1%	-	2.8%
	Financial expenses coverage**	Times	9.99	-	13.40	(25.4%)
Profitability	Op. income / Op. Revenues	%	36.6%	-	24.3%	50.6%
	ROE	%	13.6%	-	10.1%	34.7%
	ROA	%	6.8%	-	7.3%	(6.5%)

(*) Current Assetes net of Inventories and prepayments
(**) EBITDA/ Financial Costs

The current ratio as of March 31, 2019, reached 1.01 times, which represents a 23.2% increase compared to December 2018.  This increase is mainly due to the increase in the account receivable generated by the early termination of three energy supply contracts with Anglo American Sur.

Acid test or quick ratio, as of March 31, 2019, was 0.96 times, which represents a 24.7% increase when compared to December 31, 2018, which is also due to the aforementioned early contracts termination.

• 18 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Working capital, as of March 31, 2019, amounted to Ch$ +13,823 million, which represents a Ch$ 234,339 million positive variation when compared to December 31, 2018, also due to the aforementioned early contracts termination.

The debt ratio was 0.96 times, which means that the level of commitment of Enel Chile equity was 0.96 times for the first quarter of 2019 , versus 1.04 times as of December 31, 2018. The improvement in this index is explained by an increase in equity, mainly due to the results of the year, and a decrease in liabilities, due to the cancellation of a financial credit and lower exchange rate differences.

The financial expenses coverage ratio for the period ended March 31, 2019, was 9.99 times, which represents the ability to cover all financial expenses with the EBITDA margin obtained during the period ended March 2019. Without considering the effect of the early termination of the contracts with Anglo American Sur, the financial expenses coverage ratio would have reached 6.5 times.

The profitability index, calculated by dividing operating income by operating revenues, increased 50.6% when compared to the same period of the previous year, reaching 36.6% as of March 31, 2019, due to higher operating income booked this period when compared to the same period of last year. Without considering the effect of the early termination of the contracts with Anglo American Sur, the profitability index would have increased by 2.8%.

Return on equity of the owners of the controlling shareholder (dominant) was 13.6% for the three-month period ended March 31, 2019. Without considering the effect of the early termination of the contracts with Anglo American Sur, the return on equity would have reached 11.3%.

Return on assets was 6.8% for the three-month period ended March 31, 2019. Without considering the effect of the early termination of the contracts with Anglo American Sur, the return on assets would have reached 5.7%.

MAIN CASH FLOWS

The net cash flow of Enel Group Chile reached a negative Ch$ 54,370 million as of March 31, 2019, which represents a Ch$ 48,132 million reduction when compared to the same period of the previous year.  The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to March 2018, are presented below:

• 19 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Net Cash Flow			Change	Change
	Mar-19	Dec-18		%
	(Million Ch$)

From Operating Activities	157,586	166,717	(9,131)	(5.5%)

From Investing Activities	(89,536)	(1,038,220)	948,684	(91.4%)

From Financing Activities	(122,420)	865,265	(987,685)	(114.1%)

Total Net Cash Flow	(54,370)	(6,239)	(48,132)	(771.5%)

Net cash flow from operating activities amounted to a Ch$ 157,586 million for the three-month period ended March 31, 2019, which represents a 6% reduction when compared to March 2018. These cash flows come primarily from (i) sales and other revenue amounting to Ch$ 750,290 million, (ii) revenue from leasing and asset sales for Ch$ 1,843 million, (iii) other operational revenues for Ch$ 411 million, (iv) cash inflows from insurance policy premiums and services, annuities and other insurance benefits for Ch$ 87 million, which were partially offset by cash outflows related to (i) supplier payments for Ch$ 474,899 million, (ii) employee payments for Ch$ 35,730 million, (iii) payments for making or acquiring assets for lease and later sale for Ch$ 25,079 million, (iv) income tax payments for Ch$ 17,754 million; (v) other payments related to operational activities for Ch$ 38,610 million, (vi) insurance premium payments and other payments related to insurance policies for Ch$ 2,006 million and (vii) other cash outflows for Ch$ 967 million.

Net cash flow used in investing activities amounted to Ch$ 89,536 million for the three-month period ended March 31, 2019. These cash flows are mainly comprised of (i) Ch$ 90,510 million to purchase property, plant and equipment, (ii) loans to related parties for Ch$ 31 million, and (iii) payments of futures, options and swaps for Ch$ 1,002 million. These cash outflows were partially compensated by (i) interest payments received amounting to Ch$ 1,916 million, and (ii) cash inflows originating from futures, options and swaps for Ch$ 91 million.

The positive variation of Ch$ 948,684 million in the investment flow compared to the same period of the previous year, is mainly explained by an investment in a restricted use deposit for Ch$ 974,596 million made during the first quarter of 2018 for the timely payment of the obligations related to the Public Tender Offer (“PTO”) over Enel Generación Chile.

Net cash flow from financing activities amounted to Ch$ 122,420 million for the three-month period ended March 31, 2019, which represents a Ch$ 986,818 million negative variation when compared to March 2018. These cash flows are comprised of (i) payments of a Bridge loan for Ch$ 78,000 million, (ii) dividend payments for Ch$ 31,698 million (iii) interest payments for Ch$ 11,257 million, and (iv) financial leasing liability payments for Ch$ 1,663 million The aforementioned was offset by (i) loans from related companies for Ch$ 868 million, and (ii) other cash inflows for Ch$ 198 million.

• 20 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

The negative variation of Ch$ 987,685 million in the financing flow compared to the same period of the previous year, is mainly explained by a bridge loan for Ch$ 940,414 million taken during the first quarter of 2018 for the payment of the PTO over Enel Generación Chile.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the three-month period ended March 31, 2019 and 2018.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
3 months ended March 31, 2019 and 2018
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	Mar-19	Mar-18	Mar-19	Mar-18
Generation business in Chile	76,431	52,430	48,804	28,182
Distribution business in Chile	14,079	21,875	8,599	8,770
Other entities (business different to generation and distribution)	0	907	509	221
Total Consolidated ENEL CHILE Group	90,510	75,212	57,912	37,173

The most relevant cash outflows originate in the generation business and correspond to investments in power plants and major maintenance that amounted to Ch$ 76,431 million as of March 31, 2019. In the distribution business, cash disbursements amounted to Ch$ 14,079 million and are basically investments in network operational optimization to increase the level of efficiency and service quality.

• 21 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪  Public authorities will approve such environmental impact studies;

▪  Public opposition will not lead to delays or modifications to any proposed project;

▪  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

• 22 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of Enel Group in Chile are exposed to determinate risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•       Comply with good corporate governance standards.

•       Strictly comply with all of the Group’s regulatory systems.

•       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

• 23 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	March 31, 2019	December 31, 2018

Fixed Interest Rate	74%	71%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

• 24 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of March 31, 2019, the Company held swaps for 658 kTon of Coal API2 to be settled in 2019 and 126 kTon of Coal API2 to be settled in 2020, for 480 kBbl of Brent oil to be settled in 2019 and 259 kBbl of Brent oil to be settled in 2020, 75 kTon of BCI7 to be settled in 2019, and for 5.5 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, for 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019 (amounts consider net position covered).

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

• 25 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 19 and 21.

As of March 31, 2019, the liquidity of Enel Chile Group was Ch$ 190,869 million in cash and cash equivalents and Ch$ 271,412 million in committed long-term credit lines. As of December 31, 2018, the liquidity of the Enel Chile Group was Ch$ 245,172 million in cash and cash equivalents and Ch$ 416,862 million in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

• 26 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-        Financial Debt

-        Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-        The US$ Libor rate of interest.

-        The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 300,913 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile or Enel Chile could become enforceable, as appropriate.

• 27 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

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ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
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Title: Chief Executive Officer

Date: May 7, 2019